November 4, 2019

Chris Bursey
President and Chief Executive Officer
Direct Communication Solutions, Inc.
17150 Via Del Campo, Suite 200
San Diego, California 92127

       Re: Direct Communication Solutions, Inc.
           Offering Statement on Form 1-A
           Filed October 11, 2019
           File No. 024-11095

Dear Mr. Bursey:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 11, 2019

Risks Related to the Company, page 32

1. We note that the Amended and Restated Certificate of Incorporation to be effective upon closing of the offering includes an exclusive forum for certain litigation, including any
      "derivative action." Please describe this provision in your Offering Statement and discuss the risks to investors associated with this provision (including, but not limited to, increased costs to bring a claim and the fact that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable). Please also disclose whether this provision applies to actions arising under the Securities Act or
      Exchange Act; in this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Chris Bursey
Direct Communication Solutions, Inc.
November 4, 2019
Page 2
         regulations thereunder. If the provision applies to Securities Act claims, please revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the offering statement and the exclusive forum provision in your Amended and Restated Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exhibit 11.1, page 58

2. Please file a consent from your independent accountants in accordance with Part III -
         Exhibits, Item 17.11, to Form 1-A.
Report of Independent Registered Public Accounting Firm, page F-2

3. Please include here and on page CDN-F-1 a signed and dated audit report in accordance with Part F/S, (b)(2), of Form 1-A and Rule 2-02(a)(1) and (2) of Regulation S-X.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant, Staff Accountant at 202-551-3307 or Doug Jones,
Staff Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-
3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



FirstName LastNameChris Bursey                                 Sincerely,
Comapany NameDirect Communication Solutions, Inc.
                                                               Division of
Corporation Finance
November 4, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName